EXHIBIT 99.1

2 May 2001


              Bright Station Plc ("Bright Station" or "the Group")

                    Statement regarding recent press comment
                         Update on financing discussions

In light of recent press comment regarding Bright Station's current available cash position, following its announcement of 30 April 2001, the Board wishes to make the following clarification with regard to its current cash position.

As at 30 April 2001, Bright Station had available cash of (pound)2.9m, and as previously stated, the Board is taking radical action that will significantly reduce anticipated operational cash outflows during the remainder of the second quarter.

Discussions regarding additional financing for the Group continue to progress, with additional opportunities having emerged since the announcement on 30 April.

Based on the current status of these discussions the Board remains confident that additional finance will be made available to the Group.

                                      Ends

For further enquiries, please contact:

Allen Thomas,Chairman
Bright Station plc                                            0207 930 6900

John Olsen
Hogarth Partnership (for Bright Station)                      0207 645 3959